

Choice's Efforts to Engage with Wyndham in Good Faith

Following nearly six months of dialogue, Wyndham has decided to disengage from further discussions with Choice.

While we would have preferred to continue engaging with Wyndham in private, we believe there is too much value for both companies' shareholders and other stakeholders to not continue pursuing this transaction.

Nearly Six Months of Engagement

APRIL 28, 2023

Choice sent its initial letter to Wyndham regarding a potential transaction, proposing to acquire Wyndham for $80.00 per share, comprising 40% cash and 60% Choice stock. The proposal represented a 20% premium to the closing price of Wyndham common stock on April 27, 2023, and a 19% premium over Wyndham's 30-day volume-weighted average share price as of such date.

MAY 2023

Wyndham rejected the proposal, leading Choice to submit another proposal increasing the per-share consideration to $85.00, with 55% cash and 45% Choice stock.

Choice also offered Wyndham an opportunity to participate in the combined company's board by appointing two mutually agreed upon Wyndham-designated independent directors.

Wyndham rejected the updated proposal and refused to engage in further discussions after which Choice sent another letter refuting inaccurate assertions in their response.

Choice continued to seek engagement with Wyndham, explaining that further discussions could clarify Wyndham's hesitation to proceed.

JUNE – AUGUST 2023

Choice and Wyndham Board Chairs and CEOs meet in person.

Choice responded to concerns raised by Wyndham and sent a final letter to its Board of Directors, increasing the per-share consideration to $90.00, comprising 55% cash and 45% Choice stock. Choice also included an election mechanism for Wyndham shareholders, which would enable them to choose either all cash, all Choice stock or a combination of cash and Choice stock consideration, subject to a customary proration mechanism.

SEPTEMBER 2023

Choice and Wyndham Board Chairs continue engagement, along with each of their respective financial and legal advisors. Wyndham acknowledged the strategic rationale of the proposed combination and that terms were within a negotiable range but raised concerns regarding the need to confirm the value of Choice stock and regarding the potential timing for obtaining regulatory approvals.

In response, Choice proposed, and Wyndham agreed, to enter into a one-way, short-term nondisclosure agreement (NDA) to facilitate Choice providing information that would address Wyndham's concerns.

Choice provided Wyndham with a draft one-way, short-term NDA on September 8, 2023, made its external counsel available for several discussions, and indicated its willingness to agree to a regulatory risk allocation mechanism on market terms.

On September 27, 2023, during a follow-up call between the Chair of each company's Board and respective advisors, Wyndham made clear its unwillingness to proceed with further discussions.

Choice's previous correspondence with Wyndham:

November 14, 2023 Letter	Download PDF
August 21, 2023 Letter	Download PDF
May 31, 2023 Letter	Download PDF
May 15, 2023 Letter	Download PDF
April 28, 2023 Letter	Download PDF

INVESTOR RELATIONS

Choice Hotels International Inc.
Investor Relations
ir@choicehotels.com

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